VIA EDGAR	June 6, 2013

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Office Depot, Inc.

Registration Statement on Form S-4

Filed June 4, 2013

File No. 333-187807

Dear Ms. Ransom:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Office Depot, Inc. (“Office Depot”) hereby requests acceleration of the effectiveness of the Registration Statement on Form S-4 referred to above, as amended by Amendment No. 1 and Amendment No. 2 thereto, so that it will become effective at 4:30 p.m., Eastern Time, on June 7, 2013 or as soon thereafter as is practicable.

In connection with the foregoing request for acceleration of effectiveness, Office Depot hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Office Depot from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Office Depot may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mario A. Ponce of Simpson Thacher & Bartlett LLP (Tel. 212-455-3442) with any questions you may have regarding this request. In addition, please notify Mr. Ponce when this request for acceleration has been granted.

OFFICE DEPOT, INC.

By:	/s/ Elisa D. Garcia C.
Name: Elisa D. Garcia C.
Title: Executive Vice President, General Counsel & Corporate Secretary